

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 24, 2018

J. Patrick Doyle
President and Chief Executive Officer
Domino's Pizza, Inc.
30 Frank Lloyd Wright Drive
Ann Arbor, MI 48105

> **Re:** **Domino's Pizza, Inc.**
> **Form 10-K for Fiscal Year Ended January 1, 2017**
> **Filed February 28, 2017**
> **File No. 1-32242**

Dear Mr. Doyle:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products